IF AN INVESTOR (AS DEFINED BELOW) EXECUTES THIS AGREEMENT BEFORE 48 HOURS PRIOR TO THE OFFERING DEADLINE (AS DEFINED BELOW) (THE "*LOCK-IN PERIOD*"), THIS AGREEMENT IS MERELY A PRELIMINARY INDICATION OF SUCH INVESTOR'S INTEREST AND IS NOT A BINDING COMMITMENT BY SUCH INVESTOR. IF AN INVESTOR HAS NOT REVOKED ITS INDICATION OF INTEREST BEFORE THE LOCK-IN PERIOD BY LOGGING INTO ITS ACCOUNT AND CLICKING "CANCEL" NEXT TO THE APPLICABLE INVESTMENT, THIS AGREEMENT SHALL IMMEDIATELY BECOME A BINDING COMMITMENT BY SUCH INVESTOR.

EACH INVESTOR UNDERSTANDS AND AGREES THAT THIS AGREEMENT IS NOT BINDING ON THE ISSUER (AS DEFINED BELOW) UNLESS AND UNTIL SUCH INVESTOR'S OFFER TO PURCHASE A NOTE (AS DEFINED BELOW) PURSUANT TO THIS AGREEMENT (THE "*OFFER TO PURCHASE*") IS ACCEPTED BY THE ISSUER, WHICH ACCEPTANCE (IF ANY) SHALL BE EFFECTIVE UPON, AND COMMUNICATED TO AN INVESTOR BY, THE ISSUER'S ISSUANCE AND DELIVERY TO SUCH INVESTOR OF A NOTE, DULY EXECUTED BY THE ISSUER (THE "*ACCEPTANCE EVENT*"). AS SUCH THE ISSUER'S EXECUTED SIGNATURE PAGE TO THIS AGREEMENT SHALL BE DEEMED TO BE HELD IN ESCROW PENDING THE ISSUER'S FORMAL RELEASE PURSUANT TO THE ACCEPTANCE EVENT (IF EVER), UPON WHICH THIS AGREEMENT SHALL BECOME BINDING ON THE ISSUER AND THE INVESTOR. IF THE ISSUER REJECTS THE OFFER TO PURCHASE, SUCH REJECTION SHALL BE COMMUNICATED IN WRITING TO SUCH INVESTOR. IF SO REJECTED, THE ISSUER AND SUCH INVESTOR SHALL HAVE NO FURTHER OBLIGATIONS TO EACH OTHER, EXCEPT THAT THE ISSUER SHALL INSTRUCT THE ESCROW AGENT (AS DEFINED BELOW) TO RETURN TO SUCH INVESTOR THE FULL AMOUNT OF SUCH INVESTOR'S PURCHASE PRICE, WITHOUT INTEREST, AS SOON AS PRACTICABLE. UNTIL THE CLOSING DATE (AS DEFINED BELOW), EACH INVESTOR'S PURCHASE PRICE FOR A NOTE SHALL BE HELD BY THE ESCROW AGENT, WITHOUT INTEREST, FOR THE BENEFIT OF SUCH INVESTOR AND THE ISSUER.

EACH INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO SUCH INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EACH INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF ANY RETURN. EACH INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT STARTING FROM THE LOCK-IN PERIOD, THE PURCHASE OF A NOTE IS IRREVOCABLE, AND THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "*Agreement*") is entered into by and between Benmelos, LLC, a Texas limited liability company (the "*Issuer*") and each or all of the individuals and entities executing a counterpart signature page to this Agreement (each such person, an "*Investor,*" or together, "*Investors*").

This Agreement and the Notes issued by the Issuer hereunder are being offered by the Issuer to prospective investors pursuant to the terms of that certain public offering (the "*Offering*") effected through NextSeed US LLC, a Delaware limited liability company and a SEC-registered Funding Portal ("*NextSeed*"), available at www.nextseed.com and each subdomain thereof (the "*Website*"), in which the Issuer proposes to raise a minimum aggregate amount of $150,000 (the "*Minimum Offering Amount*") but not more than a maximum aggregate amount of $600,000 (the "*Maximum Offering Amount*").

In consideration of the premises and the agreements, provisions and covenants herein, the parties hereto agree as follows:

1.   Defined Terms.

"*Closing Confirmation Notice*" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.

"*Closing Date*" means the date on which NextSeed or NextSeed Services instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice.

"*Escrow Agent*" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"*Event of Default*" has the meaning set forth in Section 7.

"*Expected Opening Date*" shall have the meaning set forth on the Issuer's subdomain on the Website, as may be updated from time to time up to 5 business days prior to the Offering Deadline.

"*Investment Multiple*" means 1.4x if the Offering Amount is less than or equal to $450,000. If the Offering Amount is greater than $450,000 and less than or equal to $600,000, Investment Multiple means 1.5x. If the Issuer is prepaying the Total Payment at least 36 months prior to the Maturity Date, the Investment Multiple means 1) 1.2x for an Offering Amount less than or equal to $450,000, or 2) 1.25x for an Offering Amount greater than $450,000 and less than or equal to $600,000. If the Issuer is prepaying Total Payment at least 24 months, but less than 36 months, prior to the Maturity Date, the Investment Multiple means 1) 1.25x for an Offering Amount less than or equal to $450,000, or 2) 1.35x for an Offering Amount greater than $450,000 and less than or equal to $600,000. If the Issuer is prepaying the Total Payment at least 12 months, but less than 24 months, prior to the Maturity Date, the Investment Multiple means 1) 1.35x for an Offering Amount less than or equal to $450,000, or 2) 1.45x for an Offering Amount greater than $450,000 and less than or equal to $600,000.

"*Investor Proportion*" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.

"*Majority Consent*" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the Offering Amount represented by voting Investors. Any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to voter on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.

"*Maturity Date*" means the first business day after the close of the 60th month following the Closing Date, commencing with the first full month following the Closing Date.

"*Monthly Payment*" means, for each applicable month, the payment by the Issuer to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

"*Monthly Revenue*" means, with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Issuer with respect to any prior expenses incurred by the Issuer.

"*NextSeed Agreement*" means, for each Investor, the Investor Agreement entered into on or prior to the date hereof between NextSeed and such Investor governing such Investor's use of NextSeed's services available at the Website and appointing NextSeed and NextSeed Services (as applicable) as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.

"*NextSeed Services*" means NextSeed Services LLC, a Delaware limited liability company.

"*Note*" has the meaning set forth in Section 2.

"*Notice of Acceptance*" means a written confirmation from the Issuer instructing NextSeed to close the Offering in an amount equal to the Offering Amount.

"*Offering Amount*" means the sum of the Principals of all Investors, which shall be specified in the Notice of Acceptance, which shall not be less than

the Minimum Offering Amount or exceed the Maximum Offering Amount.

"*Offering Deadline*" means 11:59 P.M. (U.S. Central Time) on April 30, 2019 or as updated pursuant to Section 5.

"*Offering Materials*" means, collectively, all information and materials made available to the Investors on the Website, with respect to this Offering.

"*Paying Agent*" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"*Principal*" means, for each Investor, the amount set forth in the Note.

"*Revenue Sharing Percentage*" means 2.0% of each month's Monthly Revenue if the Offering Amount is less than or equal to $300,000. If the Offering Amount is greater than $300,000 and less than or equal to $450,000, Revenue Share Percentage means 3.0%. If the Offering Amount is greater than $450,000 and less than or equal to $600,000, Revenue Share Percentage means 5.0%.

"*SEC*" means the Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

"*Security Agreement*" means the Security Agreement entered into between NextSeed Services, on behalf of any and all Investors, and the Issuer.

"*Service Fee*" has the meaning set forth in Section 3.

"*Successful Offering*" means NextSeed's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

"*Total Payment*" means (a) the Offering Amount multiplied by (b) the Investment Multiple.

"*Trigger Event*" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity or (d) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

2. Purchase and Sale and Issuance of the Note.

(a)   Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached as Exhibit A (each, a "*Note*" and collectively, the "*Notes*").

(b)   The Notes may be repaid or prepaid in accordance with Section 3, but once repaid or prepaid may not be reborrowed.

3. Note Payments.

(a)   In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with the first full month after the Closing Date in which the Issuer is open for business for the entirety of the month until the Issuer has paid 100% of the Total Payment to the Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, in the event that the Issuer is not open for business within 6 months following the Expected Opening Date, the Issuer agrees to commence the monthly prepayment of 1% of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Issuer is open for business and commences to make Monthly Payments.

(b)   If the amount of a scheduled Monthly Payment exceeds the unpaid

balance of the Total Payment, the Issuer shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only. The Issuer shall not be obligated to pay any amount to the Investors in excess of the Total Payment other than in connection with Section 3(i).

(c)   If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 3(a).

(d)   The Issuer may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least $5,000 without the prior consent of NextSeed. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next monthly payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).

(e)   For each tax year of the Issuer, in the event NextSeed determines that the aggregate payments made by the Issuer under this Agreement during such year is less than the amount that should have been paid based on the Issuer's revenues reported in its federal tax return for such year, the Issuer will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.

(f)   The Issuer and each Investor hereby authorize each of NextSeed and NextSeed Services to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.

(g)   All payments from the Issuer to the Paying Agent (for the benefit of the Investors) made pursuant to this Agreement shall be subject to a service fee in an amount equal to 1.0% of such payment (the "*Service Fee*"), which is withheld and paid to NextSeed Services at the time of such payment; *provided* that each such Service Fee shall be deemed to have been received by the Investors.

(h)   If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Issuer shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.

(i)   If the Issuer's payment of any payment due hereunder is more than 10 business days late, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next monthly payment (or the Maturity Date if no payment is scheduled before the Maturity Date).

(j)   Any payment received after 6:00 P.M. (U.S. Central Time) on a banking day by the Paying Agent is deemed received on the next banking day.

(k)   All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as NextSeed Services determines in its sole discretion.

(l)   Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

(m)   The Issuer may elect to prepay the Total Payment at any time without penalty; *provided*, *however*, that such prepayment may result in an adjustment to the Investment Multiple and a corresponding adjustment to the amount of the Total Payment.

4. Conditions Precedent to Purchase of the Notes.

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

(a) A Successful Offering has occurred prior to the Offering Deadline;

(b) The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

(c) The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

(d) NextSeed shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);

(e) NextSeed shall have received such other agreements, instruments, documents and evidence that NextSeed deems necessary in its sole discretion in connection with this Offering; and

(f) The representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. Certain Acknowledgements.

Each of the Issuer and the Investors hereby acknowledges and agrees that:

(a) Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement.

(b) Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

(c) If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of NextSeed by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by NextSeed. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

(d) If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of NextSeed by providing the Investors at least 5 business days' notice in a manner prescribed by NextSeed; provided that the Offering Deadline is at least 21 days after the first day that the Offering is made available on the Website.

6. Representations, Warranties, Acknowledgements and Covenants of the Issuer.

As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

(a) The Issuer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Texas, with full power to enter into this Agreement and execute all documents required hereunder.

(b) The information provided by the Issuer on the Website, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to NextSeed Services or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

(c) The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

(d) The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

(e) The provisions of Security Agreement entered into between the Issuer and NextSeed Services are effective to create in favor of NextSeed Services for the benefit of the Investors a legal, valid and enforceable lien on all right, title and interest of the Issuer in the collateral described therein. The Issuer is now, and shall continue to be, the sole owner of all such collateral, except for items of equipment that are leased by the Issuer.

(f) There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

(g) Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject.

(h) The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

(i) The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

(j) The Issuer shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of NextSeed or (iii) preexisting debt to FirstVision Financial, an equipment lender with liens given to Pawnee Leasing Corporation on certain equipment.

(k) The Issuer shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $100,000 individually or (ii) capital expenditures made with the prior written consent of NextSeed.

(l) The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's membership interests or any affiliates, unless no Event of Default exists or would result therefrom.

7. Events of Default.

Each of the following shall constitute an "**Event of Default**":

(a) The Issuer's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for 10 business days.

(b) The Issuer's failure to comply with any of its reporting obligations owed to NextSeed and such failure continues for 10 business days.

(c) The Issuer's breach of any other covenants made by it hereunder and such breach continues for 10 business days.

(d) Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

(e)   The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(f)   The entry of any final judgment against the Issuer for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(g)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(h)   Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7(h) if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by NextSeed.

(i)   The occurrence of a Trigger Event.

8.   Remedies.

If any Event of Default occurs and NextSeed Services provides written notice of acceleration of the Notes to the Issuer, the Issuer shall be provided 30 days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such 30-day period (or is otherwise not cureable), the balance of the Total Payment shall become immediately due and payable by the Issuer to the Investors and NextSeed or NextSeed Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, NextSeed Services may extend such 30-day period by such number of additional days as NextSeed Services determines reasonably necessary to allow the Issuer to cure such Event of Default, and (b) as set forth in the NextSeed Agreement, NEXTSEED SERVICES HAS THE EXCLUSIVE AUTHORITY TO ENFORCE ALL REMEDIES OF THE INVESTORS UNDER THIS AGREEMENT.

9.   Representations, Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

(a)   Risk Factors. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or NextSeed.

(b)   Evaluation of Risk. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through the Website. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor

is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer, NextSeed or NextSeed Services to represent the Investor; and (iv) the limited transferability of this Agreement.

(c)   No Advice. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

(d)   Tax Laws. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

(e)   Own Account. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

(f)   No Registration; No Resale. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("**Transfer**") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

(g)   Regulatory Transfer. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may, with prior consent and cooperation of NextSeed, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer (such Transfer, a "**Regulatory Transfer**"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this Section 9(g).

(h)   Complete Information. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

(i)   Investment Limitations; Ability to Bear Economic Risk. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor.

The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

(j)   Reliance by Issuer. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this Section 9 in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

(k)   Advice of Counsel. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

(l)   NextSeed Agreement. The Investor has read, understands, and shall fully comply with its obligations under the NextSeed Agreement. The Investor shall not approach, contact or harass the Issuer in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the NextSeed Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

(m)   Further Assurances. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

(n)   State Alcohol Beverage Laws. Certain state laws and regulations with respect to sale of alcoholic beverages may restrict a person from having a financial interest in a retailer that sells alcoholic beverages. The Investor represents that, to the best of the Investor's knowledge, the Investor (and, as applicable, the Investor's spouse) does not have hold any financial interest in any entity that makes or distributes any alcoholic beverage that is sold in the applicable state. The Investor also acknowledges that, to the extent required by law, NextSeed, NextSeed Services or the Issuer may furnish information about the Investor to the applicable regulators.

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

13. Notices.

All notices and other communications hereunder between the parties shall be sent via the Website's message center available through each party's account with the Website, in accordance with the Website's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Website, and each Investor understands and accepts the limitations on communications set forth in Section 9(l).

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.

(a)   Each Investor agrees to indemnify and hold harmless the Issuer, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 15 shall survive the acceptance of this Agreement.

(b)   The parties acknowledge that NextSeed is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless NextSeed, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of NextSeed, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that NextSeed may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors and the prior written consent of NextSeed. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, NextSeed is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although NextSeed is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 6 and Section 9 and the provisions of Section 10, Section 15, this Section 17 and Section 20 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; provided that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Qualified Commercial Loan.

In the event that the Offering Amount is greater than $250,000, the Notes, together, shall be a "qualified commercial loan" as defined in Section 306.001(9) of the Texas Finance Code. In such event, Pursuant to this Agreement and Notes executed and delivered in connection with the Offering, the Investors are advancing money or credit with an aggregate value of $250,000 or more as part of the same transaction, and such amount will not be secured by real property. The Issuer hereby certifies as follows: (a) the Issuer has been advised by the Investors to seek the advice of an attorney and an accountant in connection with this Agreement; and (b) the Issuer has had the opportunity to seek the advice of an attorney and accountant of the Issuer's choice in connection with this Agreement.

22. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

23. Interpretation.

In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in Houston, Texas, and (i) "day" refers to a calendar day unless expressly identified as a business day.

[SIGNATURE PAGE FOLLOWS]

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

COMPANY:

Benmelos, LLC,
a Texas limited liability company

By: BTB Ventures, LLC, its Sole Member

By: _____

Name: Benjamin Berg

Title: President

DATE:

[Investor signatures continue on the following pages]

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

INVESTOR:

${investor_entity_name}

${name_of_investor_sig}

${name_of_investor_sig}${#investor_entity_name}, ${investor_title}${/investor_entity_name}

ADDRESS:
${investor_address_1}
${investor_address_2}
${investor_address_3}

PRINCIPAL: $${principal}

DATE: ${ivsdate}

<u>EXHIBIT A</u>

Form of Note

Principal: **[PRINCIPAL]**   **[DATE]**

FOR VALUE RECEIVED, Benmelos, LLC (the "*Issuer*"), promises to pay to the order of **[INVESTOR]** ("*Payee*") on the Maturity Date the total payment in an amount equal to **[·]**, calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("*Note Purchase Agreement*"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Note (this "*Note*") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN HOUSTON, TEXAS AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

Benmelos, LLC

By: BTB Ventures, LLC, its Sole Member

By: _____

Name: Benjamin Berg

Title: President